L'ORÉAL

L'OREAL
International Financial Information Department

16th January, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: 2005 sales

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

1/19

Clichy, Friday 13th January 2006, 6.00 p.m.

L'ORÉAL

2005 SALES

14.5 BILLION EUROS, UP BY + 6.5%

SHARP INCREASE IN 4th QUARTER SALES: + 12.2%

GROWING SALES IN WESTERN EUROPE

STRONG LEVEL OF ACTIVITY CONTINUES IN NORTH AMERICA AND IN NEW MARKETS

2005 RESULTS TARGETS CONFIRMED

The sales of the L'Oréal group, at December 31st 2005, amounted to 14.53 billion euros.
Sales grew by +12.2% in the fourth quarter, giving a full-year sales growth rate of +6.5%.

Currency fluctuations had a positive impact of +6.1% in the fourth quarter; their total impact up to December 31st was +1.5%. Excluding currency fluctuations, the sales growth rate was +5% for the full year and +6.1% in the fourth quarter. The net impact of changes in consolidation amounted to +0.2%, mainly as a result of the acquisition of *Skinceuticals* in June 2005.

Like-for-like, i.e. based on a comparable structure and identical exchange rates, growth in the group's sales amounted to +5.7% in the fourth quarter, giving a growth rate of +4.8% at December 31st 2005.

Commenting on the figures, Sir Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, said: "As we had hoped, the fourth quarter saw an acceleration of our sales growth. Western Europe returned to growth and shows a positive result for the full year. North America and the other regions of the world continued to advance at a rapid pace. Furthermore, the strengthening of the main currencies against the euro led to a positive exchange rate effect in the fourth quarter. In view of these figures, we can confirm our targets for full-year 2005 results".

Cosmetics sales growth by operational division and geographic zone

	At December 31st 2005 (*)			4th quarter 2005 (*)	
	€ million	Growth		Growth	
		Like-for-like	Reported	Like-for-like	Reported
By operational division					
Professional Products	2,061	+ 6.1 %	+ 7.3 %	+ 8.5 %	+ 14.6 %
Consumer Products	7,499	+ 4.6 %	+ 6.4 %	+ 4.5 %	+ 11.2 %
Luxury Products	3,582	+ 2.7 %	+ 3.9 %	+ 5.2 %	+ 10.6 %
Active Cosmetics	986	+ 13.5 %	+ 17.2 %	+ 15.3 %	+ 25.3 %
Cosmetics total	**14,215**	**+ 4.8 %**	**+ 6.5 %**	**+ 5.6 %**	**+ 12.1 %**
By geographic zone					
Western Europe	6,742	+ 0.1 %	+ 0.1 %	+ 2.5 %	+ 2.7 %
North America	3,868	+ 6.4 %	+ 8.3 %	+ 5.5 %	+ 18.2 %
Rest of the world, of which :	3,605	+ 12.6 %	+ 18.4 %	+ 11.6 %	+ 24.2 %
- Asia	1,375	+ 7.4 %	+ 10.6 %	+ 5.1 %	+ 14.4 %
- Latin America	861	+ 11.3 %	+ 23.5 %	+ 11.4 %	+ 36.3 %
- Eastern Europe	682	+ 28.5 %	+ 34.3 %	+ 28.7 %	+ 36.2 %
- Other countries	687	+ 11.5 %	+ 15.0 %	+ 9.9 %	+ 18.5 %
Cosmetics total	**14,215**	**+ 4.8 %**	**+ 6.5 %**	**+ 5.6 %**	**+ 12.1 %**
Dermatology(1)	318	+ 6.3 %	+ 8.3 %	+ 8.8 %	+ 16.9 %
Group total	**14,533**	**+ 4.8 %**	**+ 6.5 %**	**+ 5.7 %**	**+ 12.2 %**

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.

L'ORÉAL

Press Release

Paris, January 16th, 2006

L'ORÉAL - Luxury Products Division – signs a partnership agreement with DIESEL - worldwide youth cult brand - for launch of new fragrance line

L'ORÉAL, Luxury Products Division has just signed a licence agreement with **DIESEL,** the cult brand founded in 1978 and developed by its charismatic president Renzo Rosso. The contract covers the creation of a line of fragrances.

This partnership will build on the synergy between the expertise of L'ORÉAL, the world's leading cosmetics group and number one company in luxury fragrances, and the creative strength of **DIESEL**, whose over 25 years of original and innovative style has created a group worth one billion euro.

DIESEL is a cult brand among 18-35 year-olds all over the world. Taking a highly original approach to jeans and high-end casualwear, Renzo Rosso, its founder, has invented something more than simple fashion: he has given birth to a unique lifestyle that is illustrated in an emblematic way through its ground-breaking advertising campaigns and unconventional marketing techniques.

DIESEL, an unlisted company based in Molvena (Italy), is present in 80 countries, through 5,000 sales outlets, over 300 of them directly owned. Its flagship stores, the first of which opened in New York in 1996 followed by all the major capitals, are always located in prime position trendy shopping districts, making Diesel products essential accessories of today's luxury wardrobe.

L'ORÉAL is world leader in selective fragrances, with a portfolio of brands that complement one another in terms of targets, positioning and geographic locations:

- LANCOME, the world's leading beauty product brand, is in eighth place in fragrances.

• And within **Prestige & Collections International**, GIORGIO ARMANI has increased its turnover five-fold in 10 years and is now the third most important world brand in luxury fragrances and number one in fragrances for men. RALPH LAUREN is in second place in the USA and in the top 10 worldwide. CACHAREL, with its neo-romantic style, is among the top 10 brands for women. VIKTOR & ROLF, a trendsetting and daring designer brand, with whom L'ORÉAL signed a licence agreement in 2002, has quickly made a name for itself with the launch of its Flower Bomb for women, and is in the top 5 with its worldwide exclusive distribution. **DIESEL** will join the Prestige & Collections International Department.

"With **DIESEL** *we are underlining our interest in high added creative value brands; we have been won over by the brand's creators, by their bold, not to say cheeky, approach which has made* **DIESEL** *a sexy and ground-breaking casual-chic brand. We will provide* **DIESEL** *with all our expertise in order to continue to expand the fragrance market. The first fragrance, due out in 2007, will come as a welcome surprise to a young public looking for unconventional products."*
Patricia Turck Paquelier, International Brand President of Prestige & Collections International, within L'OREAL's Luxury Division

*"The agreement with **DIESEL** fits our strategic aim of consolidating our position as world leader in fragrances, and perfectly complements our existing brand portfolio. The **DIESEL** brand, with its appeal to young people worldwide, represents a tremendous opportunity for growth for LORÉAL's Luxury Products Division and brings in a new alternative to classical luxury brands."*
Marc Menesguen, President of the Luxury Products Division of L'ORÉAL

"For over 25 years we have worked to develop a unique lifestyle icon that is called **DIESEL**, *a brand that stands for creativity, innovation and quality. Today* **DIESEL** *is the finest representation of premium casualwear and accessory lines.*

L'ORÉAL

After some very successful licensing partnerships for our shades and for our jewellery and watches, we were looking only for the best for a special category such as fragrances, not only as far as business and product know-how is concerned, but also as far as the 'human relationship' goes. This latter is a key ingredient of all our ventures as our ideal partner is always someone who can understand and translate the ***DIESEL*** *spirit and attitude in the best product. And the L'Oréal people just proved to be our perfect match."*

Renzo Rosso, President and Founder of DIESEL

Contacts

L'Oréal Press Office
Mike Rumsby
Tél. 00 33 1 47 56 76 71
Email : mrumsby@dgc.loreal.com

Diesel Presse Office
Tél. 00 39 04 24 47 75 55